Global Employment Holdings, Inc.
10375 Park Meadows Drive, Suite 375
Lone Tree, Colorado 80124
July 27, 2006
VIA EDGAR AND FACSIMILE (202) 772-9369
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549-0405
Mail Stop 3-9
Attention: Pamela A. Long

Re:	Global Employment Holdings, Inc.
Registration Statement on Form S-1
File No. 333-133666
Dear Ms. Long:
Pursuant to Rule 461 of Regulation C, Global Employment Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement to July 28, 2006 at 10:00 am (Eastern Time), or as soon as practicable thereafter.
In connection with our request for acceleration, we hereby acknowledge the following:
     (a)    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (b)    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (c)    the Company may not assert the staff’s comments or the declaration of the registration statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to contact me. Thank you.
Very truly yours,
Dan Hollenbach
Chief Financial Officer

cc:	Adam J. Agron